SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 7, 2007

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of Scopus’ press release, dated November 7, 2007, announcing third quarter 2007 results.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The pro-forma results provided in the press release exclude the cost of options. Due to recent changes in US GAAP regulations, in accordance with FAS123R guidelines, from the first quarter of 2006 and onwards, we have been implementing and recording options expenses as part of our P&L, management believes that the presentation of the pro forma information provides investors with a better understanding of Scopus’ financial results going forward and assists investors in comparing Scopus’ historical, current and future expected results.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995) and into Scopus Video Networks Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on October 16, 2007 (File No. ).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Yaron Simler —————————————— Yaron Simler Chief Executive Officer

By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: November 7, 2007

Scopus Announces Record Third Quarter 2007 Results

TEL – AVIV, November 7, 2007 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced its results for the third quarter of 2007, ending September 30, 2007.

Third quarter highlights:
—	Total revenues reached a record $15.2 million, a 33% year over year increase
—	Company reached profitability on a non-GAAP basis
—	Record positive operating cash flow of $2.7 million
—	Continued improvement in the business fundamentals
—	Strong pipeline of deals leads management to expect continued revenue growth

Third Quarter 2007 Results Summary
Revenues for the third quarter totaled $15.2 million, a 12.3% sequential increase from the $13.5 million revenues in the prior quarter, and a 33% increase from the third quarter of 2006. The breakdown of revenue by region was 51% in EMEA, 30% in Asia and the Pacific Rim and 19% in the Americas.

Gross profit in the third quarter of 2007 was $7.3 million compared with $6.5 million in the prior quarter, and $5.2 million in the third quarter of 2006. Gross profit as a percentage of revenues was 48%.

Pro-forma net profit for the third quarter of 2007, which excludes expenses related to stock based compensation as defined under FAS123R was $0.4 million, or $0.02 per diluted share, compared to a net loss of $0.7 million, or $0.05 loss per share, in the prior quarter, and a net loss of $0.9 million, or $0.07 per share, in the third quarter of 2006.

Net loss on a GAAP basis for the third quarter of 2007 was $0.1 million, or $0.01 per share, compared with $1.2 million, or $0.09 per share, in the prior quarter and a net loss of $1.4 million, or $0.11 per share in the third quarter of 2006.

The Company achieved a record positive operating cash flow of $2.7 million during the quarter, and ended the third quarter with cash and cash equivalents plus short term investments of $33.8 million. This is compared with $31.0 million on June 30th, 2007.

“In the third quarter, we continued the strong progress we have made throughout the year,” commented Dr. Yaron Simler, CEO of Scopus. “Most significantly, we reached our goal of becoming profitable. The quarter also marked our continued improvement in the business fundamentals demonstrated by our lower inventory levels and better DSOs which led to our record operating cash flow in the quarter of $2.7 million. Our strong pipeline of new features and products, together with our penetration of larger customers with bigger deals, gives us confidence in our continued revenue growth.”

Conference Call Details
The Company will also be hosting a conference call later today at 11am EST (8:00am Pacific Time, 4:00pm UK Time, 6:00pm Israel Time). On the call, management will review and discuss the results, and will be available to answer investor questions. To participate, please call one of the following teleconferencing numbers:

US Dial-in Number: 1 888 407 2553
UK Dial-in Number: 0-800-917-5108
ISRAEL Dial-in Number: 03 918 0692
INTERNATIONAL Dial-in Number: +972-3-918-0692

A replay of the call will also be available from the day after the call in the investor relations section of Scopus’ website at www.scopus.net.

About Scopus Video Networks

Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking products that enable network operators to offer advanced video services to their subscribers. Scopus’ products support digital television, HDTV, live event coverage and content distribution.

Scopus provide a comprehensive digital video networking product offering, including intelligent video gateways, encoders, decoders and network management products. Scopus’ products are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus’ customers include satellite, cable and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.

For more information visit: www.scopus.net

Company Contact:	Investor Relations Contact

Moshe Eisenberg	Ehud Helft / Kenny Green
Chief Financial Officer	GK Investor Relations
Tel: +972-3-900 7100	Tel: (US) 1 646 201 9246
Moshee@scopus.net	info@gkir.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the video-over-IP in particular and the ability to successfully demonstrate to service providers integrated solutions, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

** Tables to follow **

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

	September 30,		December 31, 2006
	2007	2006
	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,464	$30,672	$29,950
Short-term investments	23,361	-	-
Trade accounts receivable (net of allowance for doubtful
accounts of $455, $886 and $428 respectively)	8,934	11,052	10,268
Inventories	8,888	11,360	11,727
Other receivables and current assets	2,061	1,105	1,015

Total current assets	53,708	54,189	52,960

Fixed assets, net	3,050	2,856	2,928

Deposits in general severance fund	218	192	204

Other assets	92	110	72

TOTAL ASSETS	$57,068	$57,347	$56,164

LIABILITIES AND
SHAREHOLDERS EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$4,435	$7,158	$5,738
Other payables and current liabilities	9,350	6,841	7,246

Total current liabilities	13,785	13,999	12,984

Liabilities for vacation and severance pay	1,740	1,661	1,661

SHAREHOLDERS' EQUITY:
Ordinary shares	4,454	4,293	4,322
Additional paid-in capital	76,528	73,535	74,118
Accumulated deficit	(39,439)	(36,141)	(36,921)

TOTAL SHAREHOLDERS' EQUITY	41,543	41,687	41,519

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$57,068	$57,347	$56,164

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Nine month ended September 30,		Three month ended September 30,		Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6	2 0 0 6
	(Unaudited)		(Unaudited)

Revenues	$40,944	$35,166	$15,175	$11,394	$47,272
Cost of revenues	21,064	18,172	7,848	6,180	24,274

Gross profit	19,880	16,994	7,327	5,214	22,998
Research and development expenses, net of grants from the OCS	7,808	7,366	2,742	2,343	10,240
Sales and marketing expenses	11,618	9,506	3,747	3,255	12,602
General and administrative expenses	4,113	3,796	1,563	1,229	4,876

Operating loss	(3,659)	(3,674)	(725)	(1,613)	(4,720)
Financing income, net	1,206	684	619	193	963

Loss before income taxes	(2,453)	(2,990)	(106)	(1,420)	(3,757)
Income tax expense	(65)	(22)	(39)	(3)	(35)

Net loss	(2,518)	(3,012)	(145)	(1,423)	(3,792)

Basic and diluted net loss per ordinary share	(0.19)	(0.23)	(0.01)	(0.11)	(0.29)

Weighted average number of ordinary shares outstanding
used in basic and diluted loss per ordinary share
calculation	13,509,988	13,166,641	13,651,381	13,261,853	13,204,500

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info@scopususa.com www.scopususa.com